ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010
___________________________________

November 5, 2010

BY EDGAR

Ms. Michelle Roberts
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Ultra Series Fund (SEC File Nos. 002-87775; 811-04815)

Dear Ms. Roberts:

The following serves to respond to comments received from you on October 5, 2010 regarding Post-Effective Amendment No. 49 to the Ultra Series Fund (“Trust”) Form N-1A Registration Statement relating to a new series of the Trust called the Target Retirement 2050 Fund (“New Fund”).  We are responding to your comments by filing with this letter Post-Effective Amendment No. 50 to the Trust’s Form N-1A Registration Statement.  We are making this filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.  Although scheduled to be effective on November 30, 2010, we will file, on EDGAR, a “bxt” filing on November 30, 2010 and December 30, 2010 to extend the effective date to January 1, 2011.

No changes are being made in this filing that would prevent the Registration Statement from becoming effective on November 30, 2010 (or as extended) pursuant to Rule 485(b).

Prospectus Comments

1.	Comment: Please add the share class to which the prospectus relates on the front cover page of the prospectus.

Response:  Done (Class I only).

2.	Comment: In the “Principal Risk” discussion of each “Fund Summary”, under the sub-heading entitled “Asset Allocation Risk,” consider adding the words “compared to” after the word “underperform.”

Response:   Done.

3.
Comment:  In the New Fund’s “Fee and Expense” table in the “Fund Summary,” in order for the fee waiver to be shown in the table, the wavier must be a contractual waiver in effect for at least one year.  Either make this change, or remove notation of the fee waiver from the table.

Response:  The waiver has been extended until April 20, 2012, so it is shown in the fee table.

4.
Comment:  In the section entitled “The Shares – Pricing of Fund Shares,” the first paragraph should clarify that only transaction requests received by CUNA Mutual or CUNA Mutual Plans on or before the close of trading on the NYSE will receive that day’s price.  In the same section, fourth paragraph, there is an extra “the” in the second line; please remove it.

Response:  Done.

5.	Comment: In the section entitled “The Shares – Purchase and Redemption,” please ensure that the first paragraph is consistent with the changes requested in Comment 4 above.

Response:  Done.

SAI Comments

6.	Comment: Please add the share class to which the SAI relates on the front cover page of the SAI.

Response:  Done (Class I only).

7.	Comment: In the section entitled “Portfolio Management,” footnote number 3 to the advisory fee table should be amended to correspond with the changes made in response to Comment 3 above.

Response:  Done.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Registration Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer